40-33



Branch 18
811-01540
AIM Fund Group

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.





05063588

August 2, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Memorandum and Order** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al* and *Fernando Papia, et al. v. A I M Advisors, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel


SEC MAIL
RECEIVED
PROCESSING
AUG 0 3 2005
WASH, D.C.
199
SECTION

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-080205SEC.doc
080205 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DELORES BERDAT, et al.,	§	
	§	
Plaintiffs,	§	
	§	
v.	§	Civil Action No. 04cv2555
	§	
INVESCO FUNDS GROUP, INC., et al.,	§	
	§	
Defendants.	§	
	§	
	§	
FERDINANDO PAPIA, et al.,	§	
	§	
Plaintiffs,	§	
	§	
v.	§	
	§	
AIM ADVISORS, INC., et al.,	§	
	§	
Defendants.	§	


SEC MAIL PROCESSING
RECEIVED
AUG 08 2005
WASH, D.C. 209 SECTION

MEMORANDUM AND ORDER

Plaintiffs in these two proceedings seek recovery under the Investment Company Act of 1940 ("the ICA"). In *Berdat,* five different security holders have sued eight separate INVESCO Funds. In *Papia,* ten different security holders have sued ten different AIM Funds.

Defendants in each case have filed a Motion for Judgment pursuant to Federal Rule of Civil Procedure 12(c). Defendants assert that Plaintiffs' claims under the ICA for excessive advisory and distribution fees fail to contain any factual allegations as to any particular fund. That is, Plaintiffs do not allege that any particular fund has charged fees that are disproportionate to the services rendered by that particular fund.

Plaintiffs respond that Defendants have mischaracterized the allegations of the Complaints, and that Defendants wish to hold Plaintiffs to a higher pleading standard than is required. Plaintiffs further note that the information that Defendants allege to be lacking from the Complaints is in Defendants' sole control.

At this preliminary phase, the Court concludes that Plaintiffs should be allowed to replead in each case. The Amended Complaints should attempt to particularize Plaintiffs' allegations of excessive fees to each individual Defendant. Plaintiffs will be allowed until August 22, 2005 to file Amended Complaints. To the extent that Plaintiffs believe they are unable to comply with this Order because the necessary information is in the sole possession of Defendants, Plaintiffs shall specify the information they believe Defendants should produce.

IT IS SO ORDERED.

SIGNED this 28th day of July, 2005.



KEITH P. ELLISON
UNITED STATES DISTRICT JUDGE

TO INSURE PROPER NOTICE, EACH PARTY WHO RECEIVES THIS ORDER SHALL FORWARD A COPY OF IT TO EVERY OTHER PARTY AND AFFECTED NON-PARTY EVEN THOUGH THEY MAY HAVE BEEN SENT ONE BY THE COURT.


AIM
INVESTMENTS

Branch 18
811-01474
AIM Stock Fund

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

August 16, 2005


SEC MAIL
RECEIVED
PROCESSING
AUG 22 2005
WASH., D.C.
199
SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Supplemental Memorandum of Miriam Calderon in Further Opposition to Defendants' Motion to Dismiss the ERISA Class Complaints** and **Memorandum of Law in Opposition to Defendants' Motion to Dismiss the ERISA Class Complaints** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-081605SEC.doc
081605 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
BALTIMORE DIVISION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL No. 1586
This Document Relates to:	
Miriam Calderon v. Amvescap PLC, et al., Civil Action No. 1:04-CV-00824	1:04-md-15864 Judge J. Frederick Motz

SUPPLEMENTAL MEMORANDUM OF MIRIAM CALDERON IN FURTHER OPPOSITION TO DEFENDANTS' MOTION TO DISMISS THE ERISA CLASS COMPLAINTS

INTRODUCTION

This supplemental memorandum is submitted on behalf of Miriam Calderon, a participant in the Amvescap 401(k) Plan (the "Plan") in opposition to the motion to dismiss of defendants listed below (the "Amvescap Defendants"). Plaintiff responds to the majority of the legal issues raised by the Amvescap Defendants in the omnibus response to the ERISA defendants' motion to dismiss and such response will not be repeated here. The purpose of this supplemental memorandum is to respond to their remaining specific arguments.

ARGUMENT

Plaintiff's Amended Complaint Adequately Alleges
That the BOA Defendants Are Fiduciaries of the Plans

As noted in plaintiffs' omnibus memorandum at 10, numerous courts have found sufficient complaints alleging simply that defendants "exercised discretionary authority or control respecting management of the Plan or management or disposition of its assets." Howell v. Motorola, Inc., 337 F. Supp. 2d 1079, 1101 (N.D. Ill. 2004) (citation omitted). Plaintiff respectfully requests this Court follow those decisions, permit this action to proceed, and allow plaintiff to proceed through discovery to prove her well-pled allegations.

Following are the allegations that demonstrate plaintiff meets the pleading standard established in Howell and the other decisions cited in plaintiff's omnibus memorandum:

1. Defendant Amvescap PLC ("Amvescap") is a fiduciary of the Plan within the meaning of ERISA. Amvescap exercises discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets. Amvescap at all times acted through its officers and employees, including its Chief Executive Officer ("CEO") and members of any Board oversight and/or Plan administrative committee appointed by the Company

to perform Plan-related fiduciary functions in the course and scope of their employment. Upon information and belief, Amvescap had, at all applicable times, effective control over the activities of its officers and employees, including over their Plan-related activities. Amvescap, through its Board of Directors, Executive Officers or otherwise, had the authority and discretion to hire and terminate said officers and employees. Amvescap, through its Board and otherwise, also had the authority and discretion to appoint, monitor, and remove Directors, Officers and other employees from their individual fiduciary roles with respect to the Plan. By failing to properly discharge their fiduciary duties under ERISA, such defendant-fiduciaries breached duties they owed to Plan participants and their beneficiaries. Accordingly, the actions of these fiduciaries are imputed to Amvescap under the doctrine of *respondeat superior*, and Amvescap is liable for such actions. ¶ 15.[1]

2. Defendant Invesco Funds Group, Inc. undertook at the least, numerous fiduciary reporting and informational duties under the Plan vis-a-vis Plan participants, especially Invesco employees. Invesco was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets. ¶ 13.

3. Defendant AVZ Inc. was the Plan Sponsor and Administrator and, as such, was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets. ¶ 10.

---

[1] References are to plaintiff's Amended Class Action ERISA Complaint filed herein.

4. Defendant Amvescap Retirement, Inc. was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets. ¶ 11.

5. Defendant Amvescap National Trust Company was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets. ¶ 12.

6. Defendant Raymond R. Cunningham ("Cunningham") has been the president of Invesco since May 2001 and Chief Executive Officer ("CEO") since January 2003. He also has been a member of the Invesco Board of Directors and the registered investment companies it manages since at least May 2001. From June 2001 through July 2003 Cunningham signed registration statements filed by Invesco with the SEC that incorporated the funds' prospectuses. Upon information and belief, Cunningham, as president and CEO of Invesco, undertook numerous fiduciary reporting and informational duties under the Plan vis-a-vis Plan participants, especially Invesco employees. ¶ 19.

CONCLUSION

For the reasons herein stated and for the reasons stated in plaintiffs' omnibus memorandum, plaintiff respectfully submits that the Amvescap Defendants' motion to dismiss should be denied.

DATED: June 30, 2005

WECHSLER HARWOOD LLP

By: 

Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
488 Madison Avenue
New York, NY 10022
Tel.: (212) 935-7400
Fax: (212) 753-3630

Attorneys for Plaintiff


SEC MAIL
PROCESSING
RECEIVED
WASH., D.C.
199
SECTION

UNITED STATES DISTRICT COURT
DISTRICT OF MARYLAND

	:	04-md-15861
IN RE MUTUAL FUNDS	:	04-md-15862
INVESTMENT LITIGATION	:	04-md-15863
	:	04-md-15864
This document relates to all tracks	:	
	:	

MEMORANDUM OF LAW IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS THE ERISA CLASS COMPLAINTS

WECHSLER HARWOOD LLP
Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
488 Madison Avene
New York, NY 10022
Tel.: (212) 935-7400

Counsel for Plaintiffs

TABLE OF CONTENTS

TABLE OF AUTHORITIES

Cases **Page**

Statutes

I.

INTRODUCTION

A. The ERISA Complaints

This omnibus memorandum is submitted on behalf of the plaintiffs in nine actions filed under the Employees Retirement Income Security Act ("ERISA"), as amended, 29 U.S.C. § 1001 et seq., based upon an extensive and pervasive series of improper business dealings with constituent mutual funds in plaintiffs' ERISA plans (the "Plans")[1]. The named defendants had fiduciary duties under ERISA to plaintiffs, the other Plan participants (the "Plan Participants") and the Plans, that they breached in numerous ways. Defendants either sanctioned or failed to prohibit secret arrangements, deceptive trading practices, conflicts of interest and breaches of duty to exploit market timing and late trading opportunities that drained long-term investors' returns in funds invested in by the ERISA plaintiffs, and then concealed those activities from the Plan participants.

The schemes alleged in the complaints required the direct and substantial participation of defendants or their failure to take steps to prevent those schemes. In essence, defendants, who controlled the investment policies and practices of the mutual funds themselves, made their funds available for market timing and late trading to select, preferred customers,

[1] The Plans include all the Plan Participants' investment vehicles.

while stating in fund literature that market timing was not permitted at all. These select customers were given opportunities that Plan Participants and the investing public were not, and indeed, could not be given, because if all investors were free to time their trades, long-term returns on fund investments would be decimated.

These market timing and late trading schemes, often made after the close of the market, were concealed from the ERISA plaintiffs and the investing public at large. By virtue of such concealment, defendants violated ERISA by omitting to disclose in materials made available to Plan Participants that certain traders could take advantage of market timing, even though fund literature said timing was prohibited. As a result, all plaintiffs and Plan Participants, even those that did not invest in funds in which late trading and market timing occurred, were harmed because of the dilution and extra fund expenses described below at 3 and 5.

B. The Basics of the Market Timing And Late Trading Schemes

1. Market Timing

Market timing is the frequent buying and selling of mutual fund shares to exploit any lag between changes in the value of the fund's portfolio of securities and the reflection of that change in a mutual fund's share price. Mutual funds generally calculate the net asset value ("NAV"), which determines the price an investor pays per share, once at the end of the business day, using the prices of the funds' underlying securities as of 4:00 p.m. ET, the close of trading on the New York Stock Exchange ("NYSE"). As a result, NAV often does not reflect all available market information, resulting in stale prices. The relevant market timing strategies exploited arbitrage opportunities in the pricing of mutual funds; therefore, the long-term investment performance of target funds - the performance to which the ERISA plaintiffs look - was immaterial to the market timers.

Timing principally causes harm to long-term investors by diluting their returns. By investing on days they anticipate upward market trends, market timers allocate for themselves profits that would otherwise have been shared among the long-term ERISA plaintiffs. Similarly, by selling off fund shares on days where downward trends are anticipated, timers avoid their share of the losses, making the long-term investor ERISA plaintiffs bear those losses disproportionately.

In addition, because market timing involves repeated and rapid trading, Plan Participants were damaged by payments to fund affiliates of improper fees, increased trading and brokerage costs, and increased tax liabilities. Further, market timing disrupted fund managers' investment strategies (and the ERISA plaintiffs' returns), as managers who needed to hedge against market timing and retain sufficient cash to redeem market timers' shares held investments in cash or other securities when liquidity became more important than long-term returns.

2. Late Trading

Defendants also caused or permitted a specific type of market timing trade to occur, namely late trading, the practice of placing orders to buy or sell mutual fund shares after 4:00 p.m. ET, but receiving the price based on the prior NAV already determined as of 4:00 p.m. that same day. Late trading enables the trader to profit from knowledge of market-moving events occurring after 4:00 p.m. not reflected in that day's fund share price. Late trading is not only fraudulent; it is illegal per se under Rule 22c-1 [17 C.F.R. § 270.22c-1] promulgated under the Investment Company Act of 1940, 15 U.S.C. §§ 80a-1 et seq.

As alleged in the ERISA complaints,[2] defendants authorized or permitted late trading by letting favored customers place conditional trades before 4:00 p.m. with the option of cancelling or confirming the trades after 4:00 p.m. In other instances, traders were authorized or permitted by defendants to submit two orders for fund purchases before the order deadline (one to buy and one to sell) and then to cancel one of the orders after hours. Certain defendants allowed trades to be submitted late, disregarding the fact that the purchase orders were not entered before the trading deadline.

At the very minimum, the ERISA complaints describe the effect of such deceptive practices on the market, with the funds secretly giving to certain traders advantages not given to the Plans, the Plan Participants, or the investing public in general.

---

[2] Defendants object to the incorporation by reference of certain <u>facts</u> from the related securities class actions. Plaintiffs adopted this procedure to avoid inundating the Court with hundreds of additional papers in a series of actions that already has the Court awash in papers. In addition, plaintiffs have incorporated <u>facts</u>, not legal theories, from the securities complaints, and those <u>facts</u> concern defendants herein, regardless of whether they are named in the securities actions. And finally, as discussed in more detail below, defendants' claims that the securities complaints fail to meet Fed. R. Civ. P. 9(b)'s particularity requirements is simply irrelevant as defendants' wrongs herein are based on their breaches of fiduciary duties, not fraud. Any misrepresentation claims in the constituent ERISA complaints are based on violations of ERISA in that defendants omitted to disclose the existence of the timing scheme. As such they are claims for breaches of fiduciary duty, not fraud. (See 12-16 below.)

In fact, Plan Participants were told these practices were prohibited. Such misconduct ultimately resulted in the dilution of share values, increased administrative fees, and improper management of the funds, thereby damaging the Plans and their participants.

C. ERISA And The Timing Scheme

This action is about how ERISA fiduciaries mishandled their beneficiaries' retirement funds, the special obligations of such fiduciaries, and the many ways in which those obligations were breached. For years, defendants oversaw the investment of huge amounts of Plan Participants' retirement money into Plans that included market-timed and late-traded funds, and advised Plan Participants to invest still more of their money in such Plans, while concealing such schemes. Indeed, all defendants were or should have been aware that the ability to time mutual funds was reserved for certain preferred customers who paid extra for such ability, while such information was concealed from the Plan Participants.

Congress enacted ERISA to protect the participants and beneficiaries of employee benefit plans and to address the "inadequacy of current minimum standards" governing such plans. See 29 U.S.C. § 1001(a). Congress imposed strict obligations on fiduciaries - the parties given authority or control over such plans. 29 U.S.C. § 1104(a). Deemed the "highest [duties] known to law," ERISA mandates that "a fiduciary shall discharge his [fiduciary] duties with respect to a plan solely in the interest of the participants and beneficiaries." Id. Each constituent ERISA complaint details how defendants violated these duties. Plaintiffs and the proposed classes of Plan Participants of the various Plans instituted these actions for Plan-wide relief on behalf of the Plans, and on behalf of classes of all participants in the Plans for whose individual accounts the Plans purchased and/or held securities (the "Classes").

As alleged in the ERISA complaints, defendants breached their fiduciary duties to the plans and the Plan Participants, including those fiduciary duties set forth in ERISA § 404, 29 U.S.C. § 1104, and Department of Labor Regulations, 29 C.F.R. 2550, in two principal ways: (a) by failing to disclose material facts to the Plans and the Plan Participants in connection with the management of the Plans' assets, and (b) by at least negligently permitting the Plans to purchase and hold shares of certain funds when it was imprudent to do so. In particular, defendants breached their fiduciary duties by failing to disclose material information necessary for Plan Participants to make informed decisions concerning Plan assets and benefits and the appropriateness of investing in securities subject to late trading and market timing. Due to these breaches of fiduciary duties by defendants, plaintiffs and the proposed classes suffered massive damages for which they seek redress in this action.

II.

ARGUMENT

A. Defendants Fail To Meet Their Heavy Burden For Dismissal Under Fed. R. Civ. P. 12(b)(6)

The Fourth Circuit has made clear that:

> [A] rule 12(b)(6) motion should be granted only in very limited circumstances. The Supreme Court has explained that "[t]he Federal Rules reject the approach that pleading is a game of skill in which one misstep by counsel may be decisive to the outcome and accept the principle that the purpose of pleading is to facilitate a proper decision on the merits." Conley v. Gibson, 355 U.S. 41, 48, 78 S. Ct. 99, 103, 2 L.Ed.2d 80 (1957). We have long held "that a motion to dismiss for failure to state a claim for relief should not be granted unless it appears to a certainty that the plaintiff would be entitled to no relief under any state of facts which could be proved in support of his claim."

Rogers v. Jefferson-Pilot Life Ins. Co., 883 F.2d 324, 325 (4th Cir. 1989)(quoting Johnson v. Mueller, 415 F.2d 354, 355 (4th Cir. 1969) (citation omitted)). Courts within this Circuit have similarly noted that "[t]he standard for dismissing a complaint for failure to state a claim upon which relief can be granted is a high one," Bell Atlantic-Maryland, Inc. v. Prince George's County, Md., 49 F. Supp. 2d 805, 812 (D. Md. 1999), and that is "rigorous." Tingler v. Unum Life Ins. Co. of Am., Civ. A. 6:02-1285(Goodwin, J.), 2003 WL 1746202, at *2 (S.D.W. Va. Apr. 2, 2003). "A motion to dismiss under Rule 12(b)(6) tests the sufficiency of a complaint; importantly, it does not resolve contests surrounding the facts, the merits of a claim or the applicability of defenses." Republican Party of N.C. v. Martin, 980 F.2d 943, 952 (4th Cir. 1992).

In essence, "[m]any of the arguments presented in the various defendants's [sic] motions are a veiled attempt to obtain summary judgment at the pleading stage." Rankin v. Rots, 278 F. Supp. 2d 853, 879 (E.D. Mich. 2003). As such, those motions fail because they seek to resolve factual issues and the merits of plaintiffs' claims, none of which is presently in issue before the Court.

B. The ERISA Complaints Satisfy Fed. R. Civ. P. 8's Liberal Standard

The "Federal Rules of Civil Procedure do not require a claimant to set out in detail the facts upon which he bases his claim." Conley v. Gibson, 355 U.S. 41, 47, (1957). Indeed, "[o]rdinary pleading rules are not meant to impose a great burden on a plaintiff." Dura Pharm., Inc. v. Broudo, 125 S. Ct. 1627 (2005). "[A] motion to dismiss must be assessed in light of Rule 8's liberal pleading standards, which require only 'a short and plain statement of the claim showing that the pleader is entitled to relief.' Fed R.Civ. P.8." Stone Castle Fin., Inc. v. Friedman, Billings, Ramsey & Co., 191 F. Supp. 2d 652, 656 (E.D. Va. 2002). Specifically, in ERISA breach of fiduciary duty actions, courts have made clear that "[n]otice pleading requires only that defendants be put on notice of the claims so that they may respond to the complaint." In re Xcel Energy, Inc. Sec., Derivative & ERISA Litig., 312 F. Supp. 2d 1165, 1178 (D. Minn. 2004)(citing Swierkiewicz v. Sorema N.A., 534 U.S. 506, 512, 122 S. Ct. 992 (2002)); see also In re Elec. Data Sys. Corp. "ERISA" Litig., 305 F. Supp. 2d 658, 665 (E.D. Tex. 2004)(noting that "courts will typically have insufficient facts at the motion to dismiss stage from which to make the law/fact analysis necessary to determine functional or named fiduciary status").

More specifically, courts have not hesitated in denying motions to dismiss breach of ERISA fiduciary duty claims where such duty is supported by even a bare minimum of factual allegations. A simple allegation that a defendant was a fiduciary of a plan because they possessed "discretionary [authority or] control over the management of the Plan" has been upheld as sufficient to survive a motion to dismiss. Concha v. London, 62 F.3d 1493, 1502 (9th Cir. 1995); In re Worldcom, Inc., 263 F. Supp. 2d 745, 759 (S.D.N.Y. 2003) ("Although the Complaint's allegations against Ebbers do little more than track the statutory definition of a fiduciary, similar allegations have been found sufficient to satisfy the Rule 8 pleading standard.") (citing Smith v. Local 819 I.B.T. Pension Plan, 291 F.3d 236, 241 (2d Cir. 2002)) (emphasis added); Lalonde v. Textron, Inc., 369 F.3d 1, 6 (1st Cir. 2004)(vacating a district court dismissal of breach of ERISA fiduciary duty claims where complaint put defendants on fair notice of claims against them despite allegations that were "not terribly specific"); Howell v. Motorola, Inc., 337 F. Supp. 2d 1079, 1101 No. 03 C 5044, 2004 WL 2125373, at *21 (N.D. Ill. Sept. 23, 2004) (allegation that defendant "exercised discretionary authority or control respecting management of the Plan or management or disposition of its assets" was sufficient to state claim for breach of fiduciary duty); In re Elec. Data Sys. Corp. "ERISA" Litig., 305 F. Supp. 2d at 664; Vivien v. Worldcom, Inc., No. C 02-01329 WHA, 2002 WL 31640557, at *4 (N.D. Cal. July 26, 2002)(upholding breach of fiduciary duty claims premised on allegations that defendants "were plan fiduciaries with discretionary authority or control over the management of the plan.") (citing Concha, supra).[3]

Although defendants attempt to miscast some of plaintiffs' claims for breaches of fiduciary duty as subject to the heightened pleading requirements of Fed. R. Civ. P. 9(b),

---

[3] Plaintiffs amply meet this standard, as demonstrated in the supplemental memoranda submitted herewith, that delineate the allegations against each named defendant.

plaintiffs' claims are instead subject to the liberal pleading standard set forth in Fed. R. Civ. P. 8. See, e.g., Rankin, 278 F. Supp. 2d, at 866 (stating that "[although] some of [plaintiff's] allegations ... are similar to fraud ... allegations, the gravamen of [Plaintiff's] claims is grounded in ERISA. The heightened pleading requirement under Rule 9(b) will not be imposed where the claim is for breach of fiduciary duty under ERISA. [Plaintiffs] claims ... are not disguised fraud claims; they are ERISA claims."). (Emphasis added.)

Rule 8 requires only a short and plain statement of the claim showing that the pleader is entitled to relief and that provides the defendant with fair notice of the claim against him. Fed. R. Civ, P. 8. A complaint need not allege specific facts to set forth a prima facie case. Swierkiewicz v. Sorema N.A., 534 U.S. 506, 508 (2002).

C. Fed. R. Civ. P. 9(b) Does Not Apply

Defendants' argument that Fed. R. Civ. P. 9(b)'s heightened pleading requirement somehow applies here is misguided. There can be no genuine dispute that Rule 9(b) applies only in circumstances where a claim is predicated on fraud. See, e.g., Masco Contractor Servs. East, Inc. v. Beals, 279 F. Supp. 2d 699, 703-04 (E.D. Va. 2003) (citing Leatherman v. Tarrant County

Narcotics Intelligence & Coordination Unit, 507 U.S. 163, 168, 113 S. Ct. 1160 (1993)). As the ERISA complaints make clear, the breach of fiduciary duty claims asserted against the defendants in this action are predicated on defendants' failure to exercise prudence by monitoring the late traded mutual funds as investment options under the various plans, and/or by failing to properly investigate such facts. See, e.g., Bank One Complt. ¶¶ 42-49.

Courts have uniformly recognized that ERISA cases are generally not subject to the strictures of Rule 9(b). Concha, 62 F.3d at 1503; In re AEP ERISA Litig., 327 F. Supp. 2d 812, 822 (S.D. Ohio 2004) ("[T]his Court can discern no reason why, generally, ERISA plaintiffs should have to meet heightened pleading requirements, as opposed to the 'simplified notice pleading standard [that] relies on liberal discovery rules and summary judgment motions to define disputed facts and issue and to dispose of unmeritorious claims."') (quoting Swierkiewicz, 534 U.S. at 512); In re Enron Corp. Sec. Derivative & ERISA Litig., 284 F. Supp. 2d 511, 652 (S.D. Tex. 2003) ("ERISA does not even have heightened pleading requirements, but is subject to the notice pending standard . . ..") (citation omitted); In re Worldcom, Inc., 263 F. Supp. 2d at 759. (Rule 8 satisfied concerning defendant's fiduciary status with allegations that did little more than restate statutory definition); Rankin, 278 F. Supp. 2d at 866 ("The heightened pleading requirement under Rule

9(b) will not be imposed where the claim is for a breach of fiduciary duty under ERISA.")

Indeed, courts have not hesitated to reject the application of Rule 9(b) to ERISA breach of fiduciary duty claims even where, as here, there have been federal securities fraud claims asserted against the same defendants, both of which claims being grounded in the identical factual predicate. Howell, 337 F. Supp. 2d at 1088 (distinguishing ERISA claims predicated on negligence from securities fraud claims against same defendants for purposes of Rule 9(b)); see also Benchmark Elecs., Inc. v. J.M. Huber Corp., 343 F.3d 719, 723 (5th Cir. 2003) ("Rule 9(b) by its terms does not apply to negligent misrepresentation claims."); Guar. Residential Lending Inc. v. Int'l Mortg. Ctr., Inc., 305 F. Supp. 2d 846, 864 (N.D. Ill. 2004); Adamczyk v. Lever Bros. Co., 991 F. Supp. 931, 939 (N.D. Ill. 1997).[4]

In addition, it has been held that so long as some non-fraudulent conduct alleged in a complaint supports a breach of fiduciary claim under ERISA, those allegations are subject to Rule 8's liberal pleading requirement notwithstanding the fact that other allegations in the complaint may sound in fraud. In re Louisiana-Pac. Corp., ERISA Litig., No. Civ. 02-1023-KI, 2003 WL 21087593, at *7-8 (D. Or. Apr. 24, 2003). This conclusion is a

---

[4] Plaintiffs' incorporation by reference of facts, noted above at fn. 1, is congruent with these decisions.

simple derivative of the more general rule followed by all Circuits addressing the issue that with respect to claims where fraud is not an element, to the extent allegations sounding fraud do not meet Rule 9(b)'s particularity requirement, the claim nevertheless may be upheld on non-fraudulent allegations that comply with Rule 8. Vess v. Ciba-Geigy Corp. USA, 317 F.3d 1097, 1104 (9th Cir. 2003) (citing Lone Star Ladies Inv. Club v. Schlotzsky's Inc., 238 F.3d 363, 368 (5th Cir. 2001); In re NationsMart Corp. Sec. Litig., 130 F.3d 309, 315 (8th Cir. 1997)).

As noted above, the complaints are framed in terms of negligence and imprudence, not fraud. To the extent any part of the complaints can be given a tortured meaning to raise the spectre of fraud, there remain more than enough allegations concerning defendants' failure properly to discharge their fiduciary duties to support claims for breaches thereof. Defendants' arguments to the contrary are without merit.

Defendants fail to apprehend that the gravamen of plaintiffs' claims arise from defendants' alleged breaches of their fiduciary duties, rather than any "fraudulent" activities. Indeed, as the court in In re CMS Energy Litig., 312 F. Supp. 2d 898, 909 (E.D. Mich. 2004) held in rejecting this very argument:

> According to Rule 9(b), "[i]n all averments of fraud or mistake, the circumstances constituting fraud or mistake shall be stated with particularity. Malice, intent, knowledge, and other condition of mind of a person may be

> averred generally." In this case, as plaintiffs point out, the claims asserted by individual defendants sounding in fraud have to do with the communication of inaccurate information, and the failure to disclose transactions which "rendered the financial statements of CMS materially false."
>
> * * *
>
> These general allegations are asserting a breach of fiduciary duty, not an intent to deceive, as plaintiffs contend, citing Concha, 62 F.3d at 1502. The court is not persuaded that plaintiffs have made any claims sounding in fraud. (Emphasis added).

Thus, here, as in CMS, plaintiffs' breach of fiduciary duty claims are based upon defendants' failure to take plan protective action despite having actual or constructive knowledge of adverse information that the plan's investment in the impaired mutual funds was imprudent.

Moreover, even assuming arguendo that Rule 9(b) applies to any of plaintiffs' claims, its utilization would not serve as a basis for dismissal of these sub-claims because the ERISA complaints' related allegations meet the heightened Rule 9(b) requirements as they have been applied to analogous employee benefit plan actions where defendants are in exclusive possession of the information allegedly being misrepresented. Specifically, courts have emphasized that the circumstances surrounding alleged breaches of fiduciary duty may frequently defy particularized identification at the pleading stage. See Concha v. London, 62

F.3d 1493, 1502 (9th Cir. 1995), cert. dismissed, 517 U.S. 1183 (1996) (citing Wool v. Tandem Computers, Inc., 818 F.2d 1433, 1439 (9th Cir. 1987)). Furthermore:

> Where a fiduciary exercises discretionary control over a plan, and assumes the responsibilities that this control entails, the victim of his misconduct often will not, at the time he files his complaint, be in a position to describe with particularity the events constituting the alleged misconduct. These facts will frequently be in the exclusive possession of the breaching fiduciary.

Id. (emphasis added). Indeed, courts have recognized that in these situations, the Rule 9(b) pleading standard "may be relaxed where information is only within the opposing party's knowledge." Michaels Bldg. Co. v. Ameritrust Co., 848 F.2d 674 (6th Cir. 1988) (citing Wool, 818 F.2d at 1439).

As set forth below, plaintiffs' allegations are sufficient to withstand the liberal scrutiny applied to ERISA breach of fiduciary duty claims, and the ERISA complaints should, therefore, be sustained.

D. Plaintiffs Have Standing To Prosecute The ERISA Actions

Numerous defendants[5] contend that individual plaintiffs lack standing because the relevant complaints allege they are

[5] Bank One defendants, Amvescap defendants, Janus defendants, Putnam defendants, Strong defendants, Alliance defendants, MFS defendants.

former participants in their respective plans. First, the relevant plaintiffs[6] concede that their amended complaints should have alleged that they are "former employees" and not "former participants." However, based on controlling Supreme Court precedent, under the allegations herein, as former employees those plaintiffs are deemed participants in their respective plans and have standing to pursue these actions.[7] Firestone Tire & Rubber Co. v. Bruch, 489 U.S. 101 (1989).

The Supreme Court has elaborated that the term "participant," as it relates to former employees, is a fact intensive inquiry that is naturally read to mean former employees who have a reasonable expectation of returning to covered employment or who have a colorable claim to vested benefits - i.e., a claim in which either (1) the person will prevail in a suit for benefits, or (2) the person's eligibility requirements will be fulfilled in the future. Id. at 117. As the Sixth Circuit has stated in Swinney v. General Motors Corp., 46 F.3d 512 (6th Cir. 1995) (citing ERISA § 502, 20 U.S.C. § 1132), "participants" include former General Motors employees alleging that the company breached its fiduciary duties by misrepresenting

---

[6] Lenore Zarate, Miriam Calderon, Delon Brown, Jessica Corbett, Brian Flynn, Martine Stansbery Jr., Anita Walker.

[7] Should this Court deem it necessary for those plaintiffs to amend their complaints to reflect this language change, they are of course prepared to do so.

the employees' eligibility for benefits, resulting in some participants giving up their rights under the plan. In such interpretation, the Swinney court held that "along with a majority of circuits, [we] have developed an exception to the general rule that a person who terminates his right to belong to a plan cannot be a "participant" in the plan." Id. at 519. See Kuntz v. Reese, 785 F.2d 1410, 1411 (9th Cir. 1986) cert. denied, 479 U.S. 916 (1986); Amson v. Armco, Inc., 44 F.3d 650, 654 (8th Cir. 1995) cert. denied, 516 U.S. 823 (1995) (participant includes former employee with "colorable claim to vested benefits"); Sommers Drug Stores Co. Employee Profit Sharing Trust v. Corrigan, 883 F.2d 345, 347, 348 (5th Cir. 1989) (class representatives deemed participants even though they had previously accepted "their benefits in a huge lump sum"). Schwartz v. Stoner, 308 F. Supp. 2d 289, 301 (S.D.N.Y. 2004) (persons with colorable claim are participants.)

As the Swinney court further noted, the "enforcement provisions of ERISA were meant to provide the full range of legal and equitable remedies available in both state and federal courts and to remove jurisdictional and procedural obstacles which . . . have hampered . . . recovery of benefits due participants." Accordingly, "so long as a former employee would have been in a class eligible to become a member of the plan but for the fiduciary's alleged breach of duty, he may become eligible for benefits under the plan, and is therefore a participant" under ERISA for the purposes of standing." Id. at 519 (citations omitted).

The Sixth Circuit's reasoning with regards to this issue is borne out in Rankin. There the plaintiff was paid her vested benefits when she exited Kmart's plan after the store in which she was employed, closed. The court, in holding that the plaintiff still had standing to sue for breaches of ERISA-mandated fiduciary duties even though she was no longer a current employee and her employer had already paid her vested benefits when she left the company, reasoned that:

* * *

> Rankin was a participant in the Kmart plan during the time when the alleged breaches of fiduciary duty occurred. She was paid her vested benefit when the Kmart store she was employed at closed. To find that Rankin lacks standing would permit Kmart to exclude potential class members by simply paying them their vested benefits. ERISA should not be interpreted to circumvent a plaintiffs recovery in this manner.
>
> * * *
>
> Here, Rankin had a vested benefit, which if defendants breached their fiduciary duties, might have affected her benefit. She therefore has standing to bring this action on behalf of the Plan. If the Plan prevails, then any recovery would likely affect the amount of Rankin's benefit.

Rankin, 278 F. Supp. 2d at 866 (emphasis added).

Similarly, in Kuper v. Quantum Chem. Corp., 829 F. Supp. 918, 923 (S.D. Ohio 1993), in denying summary judgment, the court held that former employees had standing, stating:

> Accordingly, the Court finds that, despite their receipt of all of their ESOP shares from Quantum's benefit plan, Plaintiffs herein do retain at least a "colorable" claim to a "benefit" of some type under the plan. See Firestone, 489 U.S. at 117, 109 S.Ct. at 958; 29 U.S.C. § 1002(7). In so finding, the Court specifically refrains from making any determination regarding the merits of any of Plaintiffs' ERISA claims, holding only that the preferable course under these circumstances is to recognize Plaintiffs' standing to present their ERISA claims.

The facts of Rankin and Kuper are directly analogous to the instant case, where the subject plaintiffs were paid their vested benefits when they left their respective jobs. In congruence with the position that the provisions of ERISA are designed to provide claimants with a full range of legal and equitable remedies and the liberal spirit behind the Supreme Court's pronouncements in Firestone, plaintiffs have standing before this Court. Thus, defendants cannot avoid their fiduciary obligations by claiming that plaintiffs who are former employees lack standing.

E. Defendants Are Fiduciaries of the Plans

As the Fourth Circuit has stated, courts have 'taken a broad view in deciding whether a particular service provider should be considered a fiduciary under ERISA.'" Brink v. DaLesio,

496 F. Supp. 1350, 1375 (D. Md. 1980), aff'd in part and rev'd in part on other grounds, 667 F.2d 420 (4th Cir. 1982); see also Lopresti v. Terwilliger, 126 F.3d 34, 40 (2d Cir. 1992) ("As this Court has recognized, Congress intended ERISA's definition of fiduciary 'to be broadly construed.'")(quoting Blatt v. Marshall & Lassman, 812 F.2d 810, 812 (2d Cir. 1987)); Chicago Bd. Options Exch., Inc. v. Connecticut Gen. Life Ins. Co., 713 F. 2d 254, 260 (7th Cir. 1983) ("It is clear that Congress intended the definition of fiduciary under ERISA to be broad"); Lowen v. Tower Asset Mgmt., Inc., 653 F. Supp. 1542, 1550 (S.D.N.Y. 1987) ("The term 'fiduciary' is to be liberally interpreted to effect the statute's remedial purpose"); Brock v. Self, 632 F. Supp. 1509, 1520 (W.D. La. 1986) ("Because Congress enacted ERISA as a comprehensive remedial statute, a liberal construction [of the term "fiduciary"] is warranted in order to effect ERISA's remedial purposes.")

Indeed, Congress' intent to give broad scope to the term "fiduciary" is clearly set out in the legislative history of ERISA:

> The term 'fiduciary' . . . includes persons to whom 'discretionary' duties have been delegated by named fiduciaries. While the ordinary functions of consultants and advisors to employee benefit plans ... may not be considered as fiduciary functions, it must be recognized that there will be situations where such consultants and advisors may because of their special expertise, in effect,

> be exercising discretionary authority or control with respect to the management or administration of such plan or some authority regarding its assets. In such cases, they are to be regarded as having assumed fiduciary obligations within the meaning of the applicable definition.

Lowen, 653 F. Supp. at 1550 (quoting 1974 U.S. Code Cong. & Admin. News 5103).

The thrust of defendants' argument that they were not Plan fiduciaries is to denigrate every role they played in Plan management and repeat in various modes: "x is not a fiduciary function" or "y does not confer fiduciary status." This "kitchen sink" strategy does not bear up under close scrutiny of the ERISA complaints' allegations. And this razor-thin slicing of the ERISA complaints misapprehends the law pertaining to the issue of who is a fiduciary for purposes of ERISA. While it is beyond argument that named fiduciaries such as administrators of plans owe fiduciary duties to the plan and its participants, the scope of persons and entities who might also owe such fiduciary duties is not limited by the contents of the plan document. ERISA itself is quite clear on this subject:

> [A] person is a fiduciary with respect to a plan to the extent (i) he exercises any discretionary authority or discretionary control respecting management of such plan or exercises any authority or control respecting management or disposition of its assets, . . . or (iii) he has any discretionary authority or

> discretionary responsibility in the administration of such plan.

29 U.S.C. § 1102 (West 2004) (ERISA § 402).

Thus, the definition of "fiduciary" is not limited to those who bear certain appellations, but rather is more a factual matter defining the actual function served by the individual or entity with respect to the plan. See Darcangelo v. Verizon Communicaitons, Inc., 292 F.3d 181, 192 (4th Cir. 2002) ("Generally speaking, an ERISA fiduciary is 'any individual who de facto performs specified discretionary functions with respect to the management, assets or administration of a plan.'") (quoting Custer v. Sweeney, 89 F.3d 1156, 1161 (4th Cir. 1996)); Kayes v. Pac. Lumber Co., 51 F.3d 1449, 1461 (9th Cir. 1995) cert. denied, 516 U.S. 914 (1995) (noting "broadly based liability policy underpinning ERISA and its functional definition of 'fiduciary'"); Mason Tenders Dist. Counsel Pension Fund v. Messera, 958 F. Supp. 869, 881 (S.D.N.Y. 1997)(citing, inter alia, Mertens v. Hewitt Assocs., 508 U.S. 248, 262 113 S. Ct. 2063, 2071-72 (1993)). "In determining whether a defendant was 'performing a fiduciary function,' the [Supreme] Court instructs us to consider [ ] whether the acts in question were like traditional fiduciary decisions, which are typically 'decisions about managing assets and distributing property to beneficiaries . . ..'" Darcangelo, 292 F.3d at 193 (quoting Pegram v. Hendrich, 530 U.S. 211, 226,

120 S. Ct. 2143 (2000)); see also Musmeci v. Schwegmann Giant Super Markets, Inc., 332 F.3d 339, 350-51(5th Cir. 2003) (In conducting functional analysis courts should consider "'the authority which a particular person has or exercises over an employee benefit plan.'") (quoting Donovan v. Mercer, 747 F.2d 304, 308 (5th Cir. 1983)).

In applying this broad definition of "fiduciary", courts have consistently held persons and entities not named in the plan document nevertheless to be de facto fiduciaries for purposes of ERISA. See, e.g., Coyne & Delany Co. v. Selman, 98 F.3d 1457, 1465 (4th Cir. 1996) (holding sponsor/company unnamed in plan to be fiduciary to extent it had duty to monitor appointees, which power of appointment stemmed from power to amend plan); Plumb v. Fluid Pump Serv., Inc., 124 F.3d 849, 854 (7th Cir. 1997) ("[A] person can become a fiduciary with respect to a particular activity even if there is no formal written allocation of that duty."); Rankin II (outside directors acted as fiduciaries "because they exercised discretionary authority with respect to the Plan and/or delegated that duty and therefore had a duty to monitor the decisions of those to whom it delegated its authority.")

Furthermore, as the Rankin court cogently stated:

> [T]he manner in which each defendant, which are in the universe of possible decision makers, operated is for now something of a

> black box. To expect a plaintiff to be able to turn on the light and point to the particular individuals who exercised decision making authority is simply too much to require at this stage of the case. To accept defendants' positions that they were not fiduciaries would mean that there was no one responsible for discretionary decision making. Their position is reminiscent of the "old shell game."

Id. at 879.

With these principles in mind, and taking the allegations of the complaints to be true, defendants held and exercised the necessary control over their respective Plans, such that they were de facto fiduciaries for purposes of ERISA. For instance, it is clear that by performing the act of disseminating a summary plan description ("SPD") to Plan Participants, one assumes fiduciary duties to them. See, e.g., In re Sprint Corp. ERISA Litig, No. 03-2202-JWL, 2004 WL 1179371, at *13 (D. Kan. May 27, 2004) (citing In re Unisys Corp. Retiree Med. Benefit ERISA Litig., 57 F.3d 1255, 1261 n.10 (3d Cir. 1995)). Thus, contrary to defendants' assertions, the sponsors of the ERISA plans, who presumably disseminated the SPDs to the plan participants, are fiduciaries with respect to those plans.

In any event, the resolution of these issues concerning both the existence and extent of "control" held or exercised by each defendant respecting the plans are highly fact-intensive, case-specific issues, not properly resolved on a motion to dismiss. For example, in In re Ikon Office Solutions, Inc. Sec. Litig., 86 F. Supp. 2d 481, 491 (E.D. Pa. 2000), the court held that "at the pleading stage, it would be premature to say that Ikon could not have been, in any circumstances, a fiduciary, given both the lack of information regarding its formal role in the plans and the plaintiffs' allegations that Ikon affirmatively involved itself by providing information about the plans to participants." Indeed, courts are loathe to make a determination concerning the fiduciary status of a person or entity even at the summary judgment stage of an ERISA action. See, e.g., Kayes v. Pac. Lumber Co., 51 F.3d 1449, 1461 (9th Cir. 1995), where the Ninth Circuit held that:

> Viewed in the light most favorable to the nonmoving party, the district court did not err in finding that a genuine issue of fact exists. While PLC is correct that fiduciary status rests on an objective evaluation of functions performed, and not on an individual's state of mind, such an objective evaluation will be based on questions of fact regarding discretionary duty and control that must be determined at trial.

On a motion to dismiss, therefore, the inquiry as to a defendant's fiduciary status is limited to the allegations of the complaint. A review of the allegations against each defendant, which must, on the instant motion, be deemed true, is contained in the supplemental memoranda submitted herewith. In each instance, the requisite allegations to sustain the relevant complaint has been made.

Even if the court could decide such fiduciary status prior to the conducting of discovery, which it cannot, there still remain myriad issues unresolvable on a motion to dismiss concerning: (1) the scope of a particular fiduciary's discretionary authority, In re CMS Energy ERISA Litig., 312 F. Supp. 2d 898, 909 (E.D. Mich. 2004) ("it is premature to dismiss insider directors of the Employers as non-fiduciaries absent specific findings on what responsibilities were actually assumed by them."); see also Beam v. HSBC Bank USA, No. 02-CV-0682E(F), 2003 WL 22087589, at *3 (W.D.N.Y. Aug. 19, 2003) ("the court finds it premature -- to wit, before any discovery has been taken -- to make a determination as to the scope of the Outside Directors' fiduciary status.") (emphasis in original); (2) whether a defendant is a fiduciary concerning individual, distinct duties with respect to the Plan, see, e.g., In re Sears, Roebuck & Co. ERISA Litig., No. 02-8324 2004 WL 407007, at *4 (N.D. Ill. Mar. 3, 2004), ("[T]he determination of whether Sears was a fiduciary with respect to investment decisions is a question of fact that is not properly resolved by a motion to dismiss."); (3) whether the statements made by defendants were affirmative misrepresentations in breach of defendants' fiduciary duties owed to plaintiffs, Mullins v. Pfizer, Inc., 23 F.3d 663,

669 (2d Cir. 1994)("the content of alleged statements attributable to [defendant] Pfizer, as well as whether they constituted affirmative misrepresentations, are questions for the trier of fact."); and (4) whether such statements were material, In re Unisys Sav. Plan Litig., 74 F.3d 420, 443 (3d Cir. 1996) ("Whether the communications constituted misrepresentations and whether they were material [...] are questions of fact that are properly left for trial.").

As part of their "two hats" argument, defendants seem to imply that SEC filings, for which some of them are responsible under securities law, cannot be the basis of ERISA fiduciary liability. See e.g., In re Sprint Corp. ERISA Litig., No. 03-2202-JWL, 2004 WL 1179371, at *14 (D. Kan. May 27, 2004)("Plaintiffs point out that their complaint alleges these SEC filings were incorporated by reference into the SPDs and prospectuses and that defendants were therefore acting in their ERISA fiduciary capacities when they made those representations. The court agrees.")(citations omitted). See also In re CMS Energy, 312 F. Supp. 2d at 904 (statement in SPD that incorporated SEC filings that allegedly conveyed misleading information stated a claim for breach of fiduciary duty); In re Dynegy, Inc. ERISA Litig., 309 F. Supp. 2d 861, 888 (S.D. Tex. 2004) (S.D. Tex. Mar. 5, 2004) [statement in prospectus that expressly "'encouraged' plan participants 'to carefully review" 'employer's SEC filings that allegedly contained misrepresentations stated a claim for breach of fiduciary)]; In re WorldCom, Inc., 263 F. Supp. 2d 745, 765-67 (S.D.N.Y. 2003) (misrepresentation in SEC filling attached to prospectus stated a claim against employer for breach of fiduciary duty); cf. In re Sears, Roebuck, 2004 WL 407007, at *6 (holding misrepresentations in SEC filings could form the basis for ERISA breach of fiduciary duty claims); Rankin, 278 F. Supp. 2d at 875-78 (same). Again, the attendant issues concerning the extent to which such filings constituted breaches of fiduciary duties owed by defendants to Plan Participants are not resolvable at this stage of litigation.

Accordingly, the Corporate Defendants' motions to dismiss with respect to their status as fiduciaries should be denied as premature.

1. Defendants Are Also Liable As Co-Fiduciaries and/or Have Third-Party Liability

Unknowable at this stage of the litigation, prior to discovery, is the extent to which defendants might be liable as co-fiduciaries. Under ERISA, defendants are also liable for breaches committed by co-fiduciaries of the same plan where they either (1) knowingly participate in the breach, (2) enable the breach through a breach of their own fiduciary duty, or (3) know about the breach and do nothing about it. 29 U.S.C. § 1105(a) (West 2004); see Brink, 496 F. Supp. at 1383. The scope of a fiduciary's possible liability under the third prong of § 1105(a) is "extraordinarily broad . . . because it requires only that the defendant be a fiduciary of the same plan as the breaching fiduciary, not that they be fiduciaries with respect to the same assets. So a co-fiduciary ... may be held liable for another trustee's breach with respect to assets over which the defendant co-fiduciary never exercised dominion or control." Silverman v. Mut. Benefit Life Ins. Co., 138 F.3d 98, 106 (2d Cir. 1998) (Jacobs, J., concurring) (emphasis added). In other words, a co-fiduciary can be liable for the acts of another co-fiduciary over which the first has no control and/or duty to monitor, so long as the first co-fiduciary, with knowledge of the second's breach, omitted to act to protect the interests of the beneficiaries.

The Fourth Circuit has noted that "'[t]he duty to disclose material information is the core of a fiduciary's responsibility, animating the common law of trusts long before the enactment of ERISA.'" Griggs v. E.I. Dupont De Nemours & Co., 237 F.3d 371, 380 (4th Cir. 2001)(quoting Eddy v. Colonial Life Ins. Co. of Am., 919 F.2d 747, 750 (D.C. Cir. 1990)). This fiduciary duty to disclose "'entails not only a negative duty not to misinform, but also an affirmative duty to inform when the [fiduciary] knows that silence might be harmful.'" Griggs, 237 F.3d at 380-81 (quoting Bixler v. Cent. Pa. Teamsters Health & Welfare Fund, 12 F.3d 1292, 1300 (3d Cir. 1993)); see also Jordan

v. Fed. Exp. Corp., 116 F.3d 1005, 1016 (3d Cir. 1997) (noting that "it is clear that circumstances known to the fiduciary can give rise to this affirmative obligation [to inform] even absent a request by the beneficiary").

Fiduciaries entrusted with the power of appointment, or plan sponsors who reserve the right to amend the plan, are charged with the concomitant duty to monitor the performance of such appointees. Coyne, 98 F.3d at 1465-66 (noting that "[t]he power to amend a plan includes the power to appoint, retain and remove plan fiduciaries" in holding that such power of appointment engenders duty to monitor appointees); see also Leigh v. Engle, 727 F.2d 113, 135 (7th Cir. 1984)("As the fiduciaries responsible for selecting and retaining their close business associates as plan administrators, Engle and Libco had a duty to monitor appropriately the administrators' actions.")(citing 29 U.S.C. §§ 1104 (a)(1), 1105(a) and 1105(c); Restatement (Second) Of Trusts §§ 184, 224 (1959)); Martin v. Feilen, 965 F.2d 660, 670 (8th Cir. 1992)(acknowledging duty to monitor in those with appointment powers); In re Xcel Energy, 312 F. Supp. 2d at 1176 ("Implicit in the fiduciary duties attaching to persons empowered to appoint and remove plan fiduciaries is the duty to monitor appointees."); In re AEP ERISA Litig., 327 F. Supp. 2d 812, 832 (S.D. Ohio 2004) ("There can be no doubt that the ERISA statutory scheme imposes a duty to monitor upon fiduciaries when they appoint other persons to make decisions about the plan."); In re Elec. Data Sys., 305 F. Supp. 2d at 670-71 (same); Henry v. Champlain Enter., 288 F. Supp. 2d 202, 231 (N.D.N.Y. 2003)(same); Whitfield v. Tomasso, 682 F. Supp. 1287, 1305 (E.D.N.Y. 1988)(same).

The fact that selective late trading and market timing were authorized by certain defendants while their co-fiduciaries knew such conduct was a breach of their fiduciary duty, results in the liability of such co-fiduciaries for damages stemming from that breach.

On a motion to dismiss, claims of co-fiduciary liability, cannot be resolved as they require resolution of numerous factual issues. These issues include, but are not limited to: (1) whether there was an underlying breach of fiduciary duty by a co-fiduciary; (2) the extent of a co-fiduciary's knowledge of the offending conduct (here late trading and market timing), concerning the breach of another co-fiduciary; and (3) the efforts, if any, made by such co-fiduciary either to inform the beneficiaries of the imprudent nature of such investment or to prevent their co-fiduciary from committing the underlying breach of fiduciary duty. Given these factual issues, courts are loathe to grant dismissal of such claims at the motion to dismiss stage of litigation. See, e.g., Credit Managers Ass'n of S. Cal. v. Kennesaw Life & Accident Ins. Co.,

809 F.2d 617, 626 (9th Cir. 1987) (denying even summary judgment concerning co-fiduciary liability).

Likewise, defendants are exposed to liability, regardless of their own fiduciary status, for breaches committed by another fiduciary where, as here, they have knowingly participated in the breach by such other fiduciary. The Fourth Circuit has consistently recognized third-party liability under ERISA, adopting the view of at least three other circuits. See LeBlanc v. Cahill, 153 F.3d 134, 153 (4th Cir. 1998) (recognizing third-party liability under section 502(a)(3)). Diduck v. Kaszycki & Sons Contractors, Inc., 974 F.2d 270 (2d Cir. 1992), is instructive on this point:

> We and other circuits have taken a different tack, holding 'parties who knowingly participate in fiduciary breaches may be liable under ERISA to the same extent as the fiduciaries,' Lowen v. Tower Asset Mgmt., Inc., 829 F.2d 1209, 1220 (2d Cir. 1987). Accord, e.g., Whitfield, 853 F.2d at 1303; Brock v. Hendershott, 840 F.2d 339, 342 (6th Cir. 1988); Thornton v. Evans, 692 F.2d 1064, 1078 (7th Cir. 1982). See also Dardaganis v. Grace Capital, Inc., 889 F.2d 1237, 1242 (2d Cir. 1989) (making clear that Lowen was not merely a case of piercing the corporate fiduciary's veil in order to impose liability on the individual defendants).

Id. at 280. See, also Lee v. Burkhart, 991 F.2d 1004, 1010 (2d Cir. 1993) (following Diduck); Lowen v. Tower Asset Mgmt., Inc., 829 F.2d 1209, 1220 (2d Cir.1987) (recognizing basis for recovery against non-fiduciaries under both trust law and section

502(a)(3)'s remedial provisions); Freund v. Marshall & Ilsley Bank, 485 F. Supp. 629, 641-42 (W.D.Wis. 1979) ("[A court] is fully empowered to award the relief available in traditional trust law against non-fiduciaries who knowingly participate ... in a breach of trust."); accord Thorton v. Evans, 692 F.2d 1064, 1078 (7th Cir. 1982); Fremont v. McGraw-Edison Co., 606 F.2d 752, 758-59 (7th Cir. 1979) (discussing liability of third parties pursuant to a section 409 claim), cert. denied, 445 U.S. 951, 100 S. Ct. 1599 (1980).

The factual issues presented by this possible basis of liability include, but are not limited to: (1) whether there was an underlying breach of fiduciary duty, and (2) the extent to which, if any, a defendant knowingly participated in such breach. Again these factual issues are not properly resolved on a motion to dismiss. See e.g., Liss v. Smith, 991 F. Supp. 278, 306 (S.D.N.Y. 1998) (denying even summary judgment on issue of knowing participation of co-fiduciary in underlying breach).

2. Individual Defendants Are Functional or De Facto Fiduciaries of the Plans

As discussed above, the term "fiduciary" is liberally construed under ERISA to effect the remedial purpose of the statute. In addition to persons named in the plan document, ERISA also identifies fiduciaries by their functions. ERISA § 3(21)(A), 29 U.S.C. § 1102(21)(A). The Supreme Court has held that ERISA defines "fiduciary not in terms of formal trusteeship, but in functional terms of control and authority over the plan, thus expanding the universe of persons subject to fiduciary duties - and to damages - under § 409." Mertens v. Hewitt Assocs., 508 U.S. 248, 262 (1993). (Emphasis added.)

Courts have not hesitated in applying this definition of an ERISA fiduciary to hold that individual officers and directors of a company can be de facto fiduciaries. See e.g., Martin v. Feilen, 965 F.2d 660, 668-70 (8th Cir. 1992) (affirming findings that directors were fiduciaries "because ... they could appoint and remove the ESOP's trustees," and remanding for determination of whether they breached their fiduciary duties); Leigh v. Engle, 727 F.2d 113 (7th Cir. 1984) (holding that corporate director was a fiduciary due to power to appoint trust administrators of plan); see also, ERISA Interpretive Bulletin 75-8, D-4, 29 C.F.R. § 2509.75-8, D-4 (1975) (explaining that "the board of directors may be responsible for the selection and retention of plan fiduciaries. In such a case, members of the board of directors exercise 'discretionary authority or discretionary control respecting management of such plan' and are, therefore, fiduciaries with respect to the plan"); Martin v. Schwab, No. Civ. A. 91-5059, 1992 WL 296531, at *4-5 (W.D. Mo. Aug. 11, 1992) (finding that individual board members were themselves plan fiduciaries, notwithstanding the fact that the plan gave discretionary authority to the board as a whole to appoint a plan administrative committee where such discretion was never exercised by the board); Newton v. Van Otterloo, 756 F. Supp. 1121, 1132 (N.D. Ind. 1991) (finding that board of directors were fiduciaries due to their power to appoint and remove other plan fiduciaries); Sandoval v. Simmons, 622 F. Supp. 1174, 1211 (C.D. Ill. 1985) (finding that company directors were fiduciaries with respect to the selection and retention of the plan administrators).

In this instance, the ERISA complaints contain detailed allegations that defendants were both named and de facto fiduciaries of the plans, and that the individual defendants, all officers and directors of the subject companies and/or members of committees of the board of directors responsible for administration of the plans, were responsible for omissions in public filings and/or directly to Plan Participants for the purpose of encouraging them to invest in or retain shares of market timed or late traded mutual funds in their ERISA plans. Contrary to defendants' assertions, it is clear that these allegations are sufficient under established law to survive a motion to dismiss.

As discussed above, public filings, such as SEC filings, can form the basis for fiduciary liability under ERISA. See In re Sprint Corp., 2004 WL 1179371, at *14; In re CMS

Energy, 312 F. Supp. 2d at 905; In re WorldCom, Inc., 263 F. Supp. 2d at 765-67; In re Sears, Roebuck, 2004 WL 407007, at *6; Rankin, 278 F. Supp. 2d at 875-78.

In any event, resolution of issues concerning the existence and extent of control that each defendant possessed with respect to the Plans is highly fact-intensive and case specific, and thus not properly resolved on a motion to dismiss. Kayes, 51 F.3d at 1461; In re Ikon, 86 F. Supp. 2d at 491. Moreover, courts have been particularly reluctant to dismiss cases involving questions concerning the fiduciary duty of corporate officers and directors. See In re CMS Energy, 312 F. Supp. 2d at 909 (court declined to dismiss outside directors of employer absent specific findings regarding their actual responsibilities); Beam, 2003 WL 22087589, at *3 (court found it premature to dismiss outside directors before discovery had been taken regarding their fiduciary status).[8]

[8] Defendants' reliance on Custer v. Sweeney, 89 F. 3d 1156, 1163 (4th Cir. 1996) is misplaced. In Custer the Court dismissed a claim against a plan attorney, finding that even if the assertions in the complaint were true, they "establish at most that [the attorney] violated legal duties arising from his representation of the ERISA plan." Id. at 1163. In the instant case, if the assertions regarding the Individual Defendants are true - inter alia, that they made direct representations to participants relating to Plan investment options - they establish that the Individual Defendants breached their fiduciary duties to the Plans.

Accordingly, the Individual Defendants' motions to dismiss with respect to their status as fiduciaries should be denied.

F. Plaintiffs Have Stated A Claim For Breach of Fiduciary Duty Based On Defendant's Failure to Remove Company Stock as an Investment Option Under the Plans

Defendants argument that they are somehow insulated from ERISA liability for their failure to remove company stock as an investment option under the Plans because they are entitled to an Employee Stock Option Plan ("ESOP") administrator's "presumption of rationality" with regard to such a decision is unavailing. Cases cited by defendants in this regard involve ESOPs, not the qualified individual retirement savings accounts at issue here. The distinction between these two kinds of retirement plans cannot be greater in the context of evaluating the exercise of fiduciary duties under ERISA with respect to the maintenance of an investment option under a qualified plan.

The presumption to which defendants refer stems from the conflict between the purposes underlying ERISA in general and ESOP plans in particular:

> On the one hand, Congress has repeatedly expressed its intent to encourage the formation of ESOPs by passing legislation granting such plans favorable treatment, and has warned against judicial and administrative action that would thwart that goal. Competing with Congress' expressed policy to foster the formation of ESOPs is

> the policy expressed in equally forceful terms in ERISA: that of safeguarding the interests of participants in employee benefit plans by vigorously enforcing standards of fiduciary responsibility.

Kuper v. Iovenko, 66 F.3d 1447, 1458 (quoting Donovan v. Cunningham, 716 F.2d 1455 (5th Cir. 1983)). "This conflict becomes particularly evident when an employee claims that a fiduciary breached his ERISA duties by failing to diversify an ESOP." Id. In attempting to find "a way for the competing concerns [of ERISA fiduciaries and ESOPs] to coexist," id., the Third Circuit in Moench v. Robertson, 62 F.3d 553 (3d Cir. 1995), held that a fiduciary of an ESOP would enjoy "[a presumption that it acted consistently with ERISA "when it continued to invest plan assets in employer stock as is consistent with such ESOP's administrator's specified direction to do so under all ESOP plans."] Id. at 571. The Third Circuit specifically premises such conclusions on the rational that any other stricter standard of scrutiny of an ESOP administrator's conduct "would render meaningless the ERISA provision excepting ESOPs from the duty to diversify." Id. at 570.

Such competing concerns are not present here. While an eligible individual account plan ("EIAP"), may enjoy the same exemptions from ERISA's requirements of plan asset diversification as ESOPs, "the requirement of prudence in investment decisions and the requirement that all acquisitions be solely in the interest of plan participants continue to apply." Fink v. Nat' Sav. & Trust Co., 772 F.2d 951, 955 (D.C. Cir. 1985) (citing Eaves v. Penn, 587 F.2d 453, 459-60 (10th Cir. 1978)). Indeed, "[t]he investment decisions of a profit sharing plan's fiduciary are subject to the closest scrutiny under the prudent person rule, in spite of the 'strong policy and preference in favor of investment in employer stock.'" Id. at 955-56 (emphasis added) (quoting Burud v. Acme Electric, 591 F. Supp. 238, 248 (D. Alaska 1984)).

Even if this "presumption" were ripe for analysis at the pleadings stage, it would not apply here. Defendants blur the distinction between an EIAP as a general term, and an ESOP, as a subset of the term EIAP.

An EIAP is defined as follows: "The term [EIAP] means an individual account plan which is (i) a profit-sharing, stock bonus, thrift, or savings plan; [or] (ii) an employee stock ownership plan..." ERISA § 407(d)(3)(A), 29 U.S.C. § 1107(d)(3)(A) (emphasis added). The statute separately defines the term ESOP as: "an individual account plan . . . which is a stock bonus plan... [and] which is designed to invest primarily in qualifying employer securities..." ERISA § 407(d)(6), 29 U.S.C. § 1107(d)(6) (emphasis added). As such, the text of ERISA clearly distinguishes between an ESOP and an EIAP savings plan.

Defendants further misconstrue Moench v. Robertson, 62 F.3d 553 (3d Cir. 1995), as standing for the proposition that EIAP savings plans are subject to a heightened presumption of prudence for investment in employer stock and that fiduciary breach claims will only be sustained through a showing that the employer's viability as an ongoing concern is at risk. However, the Moench court strongly emphasized that its decision to establish a presumption of prudence for ESOPs (as distinct from EIAPs generally) was based on the underlying purpose of an ESOP, which, "by its very nature an ESOP places employee retirement assets at much greater risk than does the typical diversified ERISA plan." Moench, 62 F.3d at 568 (citations omitted). Thus, it is clear that the holding in Moench regarding the heightened presumption of prudence was predicated on the fact that the plan in question in that case was an ESOP, and the court made clear the difference between ESOPs and the "typical diversified ERISA plan," such as the instant Plans. Indeed, courts recognize this distinction between ESOPs and traditional diversified 401(k) savings plans:

> An ESOP is an ERISA plan that invests primarily in "qualifying employer securities," which typically are shares of stock in the employer creating the plan. Congress envisioned that an ESOP would function both as "an employee retirement benefit plan and a 'technique of corporate finance' that would encourage employee ownership." Because of these dual purposes,

> ESOPs are not designed to guarantee retirement benefits, and they place employee retirement assets at much greater risk than the typical diversified ERISA plan.

Kuper, 66 F.3d at 1457 (citations omitted) (emphasis added).[9]

G. Defendants Misconstrue and Misapply The Presumption Of Prudence

Moreover, even assuming, arguendo, that the ESOP presumption applies here, defendants misconstrue the standard set out in Moench. The Third Circuit's opinion in no way states that the only way for plaintiffs to overcome the heightened presumption of prudence is through a showing of the Company's imminent total collapse. Rather, Moench merely held that in order to overcome the presumption of prudence of an ESOP's investments in Plan sponsor equity "the plaintiff must show that the ERISA fiduciary could not have believed reasonably that continued adherence to the ESOP's direction was in keeping with the settler's expectations of how a prudent trustee would operate." Moench, 62 F.3d at 568 (emphasis added). Indeed, the Sixth Circuit has held that "[a] plaintiff may . . . rebut this presumption of reasonableness by showing that a prudent fiduciary

[9] To the extent that the district court in Wright v. Or. Metallurgical Corp., 222 F. Supp. 2d 1224 (D. Or. 2002) may have stated that "[all] forms of eligible IAPs ... are treated the same," Plaintiff believes the distinctions observed by the Sixth Circuit in Kuper, 66 F.3d at 1457 distinguishing between ESOPs and the "typical diversified ERISA plan," is more instructive and adheres more closely to the nuanced distinctions among different EIAPs apparent from the relevant statutory provisions of ERISA.

acting under similar circumstances would have made a different decision." Kuper, 66 F.3d at 1458 (interpreting the Moench standard).[10] Moreover, other courts have reiterated the Sixth Circuit's position in cases analogous to the instant action:

> Concerning [defendants' argument that they are entitled to a presumption that they acted consistently with ERISA in investing assets in employer stock in accordance with plan documents], the court notes its agreement that [the presumption] can be overcome by a showing that a prudent fiduciary would have made a different investment decision, Kuper, 66 F.3d at 1459, and that this argument cannot carry a motion to dismiss made under Fed. R. Civ. P. 12(b)(6).

CMS, 312 F. Supp. 2d at fn. 10 (emphasis added).

The cases cited by defendants do not support their argument that plaintiffs fail to meet the Moench presumption of prudence. Furthermore, the Sixth Circuit's holding further emphasizes that analysis of this presumption of prudence is not proper at this motion to dismiss stage, when neither party has had the opportunity to present evidence to the Court. See Kuper, 66 F.3d at 1460. Here, because the instant case is still in the nascent stages of litigation, the parties have not been afforded

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[10] The recent Sears decision is a prime example illustrating that it is not imperative for a plaintiff to allege a company's impending total collapse in order to overcome the Moench standard. See generally, In re Sears, Roebuck & Co, ERISA Litigation, supra (upholding plaintiffs' ERISA fiduciary duty of prudence claims against an ESOP, where there was no allegation of the company's total impending collapse).

the chance to develop and investigate evidence regarding the prudence of holding stock in any relevant company and therefore the Court ought not apply the Kuper holding to dismiss plaintiff's claims.

It is instructive to note that while defendants cite to Lalonde v. Textron, Inc., 270 F. Supp. 2d 272, 280 (D.R.I. 2003) ("Lalonde I"), they fail to indicate that the First Circuit in Lalonde II, as noted above, explicitly overturned the district court's holding with respect to this issue. The First Circuit reasoned:

> As set forth above, the district court concluded that the allegations in the complaint (and the reasonable inferences they give rise to) were insufficient.... Because the important and complex area of law implicated by plaintiffs' claims is neither mature nor uniform ... we believe that we would run a very high risk of error were we to lay down a hard-and-fast rule (or to endorse the district court's rule) based only on the statute's text and history, the sparse pleadings, and the few and discordant judicial decisions discussing the issue we face. Under the circumstances, further record development -- and particularly input from those with expertise in the arcane area of the law where ERISA's ESOP provisions intersect with its fiduciary duty requirements -- seems to us essential to a reasoned elaboration of that which constitutes a breach of fiduciary duty in this context.

Lalonde II, 369 F.3d 1, 6 (1st Cir. 2004) (Emphasis added) (citation omitted). Thus, the Lalonde I decision interpreting the Moench standard has been wholly rejected by the First Circuit, and is no longer citable precedent.

CONCLUSION

For the foregoing reasons, and the reasons cited in the supplemental memoranda submitted herewith, plaintiffs respectfully submit that defendants' motions to dismiss the claims against them should be denied.

Dated: June 30, 2005

WECHSLER HARWOOD LLP

By: /s/ Samuel K. Rosen
Robert I. Harwood
Samuel K. Rosen
Matthew M. Houston
Peter W. Overs, Jr.
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